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                              July 1, 2022

       Yunhao Chen
       Chief Financial Officer
       Dogness (International) Corp
       No. 16 N. Dongke Road
       Tongsha Industrial Zone
       Dongguan, Guangdong 523217

                                                        Re: Dogness
(International) Corp
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed June 21, 2022
                                                            File No. 333-262504

       Dear Ms. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-3 filed June 21,
2022

       General

   1. We note that on May 26, 2022 you provided in a report on Form 6-K your interim financial statements
for the six months ended December 31, 2021. Please revise your registration statement
to provide such interim financial information in your prospectus, or to incorporate such
interim financial information by reference. Refer to Item 5(b)(2) of
                                                        Form F-3 and Item 8.A.5
of Form 20-F.
              Please contact Patrick Fullem, Staff Attorney, at (202) 551-8337 or Sherry Haywood,
       Staff Attorney, at (202) 551-3345 with any questions.
 Yunhao Chen
Dogness (International) Corp
July 1, 2022
Page 2




                                            Sincerely,
FirstName LastNameYunhao Chen
                                            Division of Corporation Finance
Comapany NameDogness (International) Corp
                                            Office of Manufacturing
July 1, 2022 Page 2
cc:       Anthony W. Basch
FirstName LastName